PROMISSORY NOTE

FOR VALUE RECEIVED the undersigned hereby promises to pay to or to the order of EYI Industries, Inc. (the "Lender") at 3960 Howard Hughes Parkway, Suite 500, Las Vegas, Nevada 89109 on demand, the principal sum of $180,000 US together with interest thereon at the rate of 4% per annum both before and after maturity from the date hereof.

Should the undersigned commit an event of default under the terms and conditions of the loan agreement between the undersigned and the Lender dated the 10th day of February, 2005, the principal sum remaining unpaid together with interest thereon as aforesaid shall be due and payable forthwith without demand.

The undersigned waives presentment, demand, notice, protest and notice of dishonour and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Promissory Note.

DATED at Vancouver, British Columbia, this 10th day of February,
2005.

/s/ Janet Carpenter
JANET CARPENTER